Research Affiliates™ Deletions Index Methodology & Standard Treatment | 6.30.2024, v. 1.0

Introduction ........................................................................................................................... 1 1. Index Specifications ................................................................................................... 1 1.1 Short Name and Identifier ................................................................................. 1 1.2 Initial Value ....................................................................................................... 1 1.3 Distribution ........................................................................................................ 1 1.4 Levels and Calculation Frequency .................................................................... 1 1.5 Decision-Making Bodies ................................................................................... 1 1.6 Publication ........................................................................................................ 2 1.7 Historical Data .................................................................................................. 2 2. Construction Methodology ......................................................................................... 2 2.1 Starting Universe .............................................................................................. 2 2.2 Stock Selection Universe: Cap-weight 500 Index and Cap-weight 1000 Index .. 2 2.2.1 Index Additions Between Selection Dates ......................................................... 2 2.2.2 Banding ............................................................................................................ 2 2.2.3 Free-Float Adjustment ...................................................................................... 2 2.3 Index Construction ............................................................................................ 2 2.4 Quality Screen .................................................................................................. 3 2.5 Weighting .......................................................................................................... 3 2.6 Rebalance ........................................................................................................ 3 2.7 Extraordinary Adjustment .................................................................................. 3 3. Calculation of the Index ............................................................................................. 3 3.1 Index Formula ................................................................................................... 3 3.2 Accuracy ........................................................................................................... 4 3.3 Adjustments ...................................................................................................... 4 3.4 Dividends and Other Distributions ..................................................................... 4 3.5 Corporate Actions ............................................................................................. 4 3.6 Calculation of the Index in the Event of a Market Disruption ............................. 7 4. Definitions ................................................................................................................. 8 5. Appendix ................................................................................................................. 12 5.1 RAFI Fundamental High Liquidity Index Series Information ............................ 12 5.2 Contact Data ................................................................................................... 12 5.3 Calculation of the Index—Change in Calculation Method ................................ 12

Research Affiliates Deletions Index Methodology & Standard Treatment | 6.30.2024, v. 1.0 1 This document contains the underlying principles and regulations regarding the structure and operation of the Research Affiliates Deletions Index (the “Index”). RAFI Indices, LLC (“RAFI Indices”) does not offer any explicit guarantee or assurance, either pertaining to the results from the use of any Index (as defined below) or the Index value at any point in time, or in any other respect. The Index is calculated and published for RAFI Indices by Solactive AG, and Solactive AG strives to ensure the correctness of the calculation. There is no obligation for RAFI Indices— irrespective of possible obligations to issuers—to advise third parties, including investors and/or financial intermediaries, of any errors in the Index. The publication of the Index by RAFI Indices is not a recommendation for capital investment and does not contain any assurance or opinion of RAFI Indices regarding a possible investment in a financial instrument based on the Index. Introduction This document is to be used as a guideline with regard to the composition, calculation, and management of the Index. Any changes made to the guideline are initiated by the Committee specified in section 1.5. The Index Series is calculated and published for RAFI Indices by Solactive AG. 1. INDEX SPECIFICATIONS The Research Affiliates Deletions Index is a US small value, long-term reversal strategy. Index constituents are selected from companies that fall outside of the top 500 and top 1000 companies by market capitalization weight in the US at each annual rebalance. The Index is owned by RAFI Indices, a wholly owned subsidiary of Research Affiliates Global Holdings, LLC. Solactive AG is the index calculator. 1.1 Short Name and Identifier Research Affiliates Deletions Index. See Appendix 5.1 for Index identifiers. 1.2 Initial Value All Indices are based on an index level of 1,000 at the close of trading on 6/30/2024 (index base date). 1.3 Distribution The index is published on the website of the Index Calculator https://www.solactive.com and is, in addition, available via the price marketing services of Boerse Stuttgart GmbH and may be distributed to all of its affiliated vendors. Each vendor decides on an individual basis as to whether it will distribute or display the Index via its information systems. Any publication in relation to the Index (e.g., notices, amendments to the Guideline) will be available at the website of the Index Calculator: https://www.solactive.com/news/announcements/. 1.4 Levels and Calculation Frequency The levels of the Index Series are calculated on each Business Day during the market hours specified in Appendix 5.1 based on the Trading Prices on the Exchanges on which the Index Components are listed. Trading Prices of Index Components not listed in the Index Currency are converted using the current Intercontinental Exchange (ICE) spot foreign exchange rate. Should there be no current Trading Price for an Index Component, the later of: (i) the most recent Closing Price; or (ii) the last available Trading Price for the preceding Trading Day is used in the calculation. In addition to the intraday calculation, a closing level of the Index for each Business Day is also calculated. This closing level is based on the Closing Prices for the Index Components on the respective Exchanges on which the Index Components are listed. The Closing Prices of Index Components not listed in the Index Currency are converted using the 04:00 p.m. London time WM Fixing quoted by Reuters. If there is no 04:00 p.m. London time WM Fixing for the relevant Business Day, the last available 04:00 p.m. London time WM Fixing will be used for the closing level calculation. 1.5 Decision-Making Bodies An index committee composed of staff from RAFI Indices (the “Index Committee”) is responsible for decisions regarding any amendments to the rules of the Index. Any such amendment, which may result in an amendment of the guideline, must be submitted to the Index Committee for prior approval. Internal quality controls are performed in constructing the model portfolios used by RAFI Indices. In the event that it is determined that an alternative data source is required as a result of data integrity concerns, the Index Committee shall be informed to determine both the appropriateness of the data source and the materiality of the change. The Index Committee, in this regard, shall approve all changes.

Research Affiliates Deletions Index Methodology & Standard Treatment | 6.30.2024, v. 1.0 2 1.6 Publication All specifications and information relevant for calculating the Index are made available on the https://www.solactive.com web page and sub-pages. 1.7 Historical Data Historical data prior to the index base date (outlined in Section 1.2) is based on simulated past performance derived using the index rules outlined in this manual. The backtested index levels have been calculated by reinvesting dividends paid by index components using the standard formula instead of the Laspeyres formula as stated in this index manual (the calculation formulas are explained on the Solactive website and can be found here). Simulated past performances rely on data by third party data vendors, which may have been adjusted, restated, or corrected ex post. The backtested index levels are not adjusted for any ex post adjustments. 2. CONSTRUCTION METHODOLOGY 2.1 Starting Universe The model portfolio construction process starts with eligible investable US equity securities as defined by the RAFI Global Equity Investable Universe (GEIU). Constituents of this universe must meet and pass minimum liquidity and investability (capacity) requirements. The GEIU consists of all common equity securities traded on primary exchanges, and preferred shares in countries where preferred shares are economically equivalent to common. 2.2 Stock Selection Universe: Cap-weight 500 Index and Cap-weight 1000 Index The Research Affiliates Deletions Index selects companies that are deleted from two internally maintained market capitalization weighted indices, the Cap-weight 500 index and the Cap-weight 1000 index. Cap-weight 500 Index: The Cap-weight 500 index is created by selecting the top 500 US companies as of selection date in the GEIU when ranked by market capitalization weight, and weighted by free-float adjusted market capitalization weight. Cap-weight 1000 Index: The Cap-weight 1000 index is created by selecting the top 1,000 US companies as of Selection Date in the GEIU when ranked by market capitalization weight, and weighted by free-float adjusted market capitalization weight. 2.2.1 Index Additions Between Selection Dates Between annual selection dates, on the last business day of each month, if companies fall out of the Cap-weight 500/1000 Index due to corporate action events, then the largest US companies in the GEIU as of the last business day of the month ranked by market capitalization that are not currently in the Cap-weight 500/1000 Index will be added until the number of constituents is equivalent to 500/1000. 2.2.2 Banding At each annual reconstitution of the Cap-Weight 500 and Cap-Weight 1000 Index, banding is applied for index additions. Additions must be in the top 90% by constituent count (i.e. 450 for the Cap-weight 500 Index and 900 for the Cap-Weight 1000 Index), when ranked by market capitalization to be added to the index. 2.2.3 Free-Float Adjustment The entire stock in any given company is not always available to equity investors. Therefore, a company free-float factor is calculated. The company free-float factor is defined as the ratio of the total market capitalization of the shares of the company in free float to the total market capitalization of the company. This measure of free float is equivalent to the aggregation of the security level free- float factors across all the security lines of the company’s stock. The company level free-float factor is applied as an adjustment to the company’s market capitalization weight. 2.3 Research Affiliates Deletions Index Construction Using a look back period of five years, at each Index Selection date, companies that no longer rank in the top 500 by market capitalization for the Cap-weight 500 index or the top 1,000 for the Cap-weight 1000 Index are eligible for inclusion in the Research Affiliates Deletions Index. By definition, these companies are the smallest index constituents by market capitalization and have fallen out of the Cap-weight 500 Index or Cap-weight 1000 index due to a decline in their market capitalization relative to other eligible companies. Companies that are currently in the Research Affiliates Deletions Index but whose market capitalization have risen enough to qualify for the Cap-Weight 500 or Cap-weight 1000 Index are removed from the Index. Companies in the index are held for a maximum period of 5 years, starting from the date they were eligible for inclusion in the Research Affiliates Deletions Index.

2.4 Quality Screen

The Quality score is a proprietary signal based on the following metrics:

- Debt coverage ratio – Defined as the ratio of a firm's income to its debt obligations.
- Equity issuance – Defined as the year over year growth in adjusted shares outstanding.
- Debt issuance – Defined as firm's year over year growth in total debt.
- Change in leverage – Defined as the year over year change in the ratio of a firm's long-term debt to assets.
- Total payout – Defined as the ratio of five years of retained earning to five years gross profits.
- Net payout – Defined as the 5-year trailing average of the ratio of net payout (dividends and buybacks) to total assets.

The Quality score for each company is determined using a percentile rank of the six metrics. At each selection date, companies that are in the bottom 20% of the GEIU by Quality score are excluded. The Quality screen is applied annually, and companies that have been already added to the index are removed if they fail the Quality screen in subsequent years. Once a company fails the Quality screen, they can not be added back to the Index during the five year window from the date they were eligible for inclusion, even if they pass the Quality screen in subsequent years.

2.5 Weighting

At each Selection Date, which is the last business day of April, all index constituents are equally weighted.

2.6 Rebalance

The index is rebalanced annually on the last business day of May.

2.7 Extraordinary Adjustment

An extraordinary adjustment, if applicable, is triggered and applied in compliance with the rules set forth in the Solactive Equity Index Methodology, (except for rules outlined in Sections 3.4 and 3.5), which can be found here: Equity Index Methodology.

3. CALCULATION OF THE INDEX

3.1 Index Formula

The Index Value on a Business Day at the relevant time is calculated in accordance with the following formula:

$$\text{Index}_t = \sum_{i=1}^{n} \frac{(x_{i,t} \times p_{i,t} \times f_{i,t})}{D_t}$$

with:

$x_{i,t}$ = Number of Index Shares of the Index Component *i* on Trading Day *t*

$p_{i,t}$ = Price of Index Component *i* on Trading Day *t*

$f_{i,t}$ = Foreign exchange rate to convert the Price of Index Component *i* on Trading Day *t* into the Index Currency

D_t = Divisor on Trading Day *t*

The initial Divisor on the Base Date is calculated according to the following formula:

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$$D_t = \frac{\sum_{i=1}^{n}\left(p_{i,t} \times f_{i,t} \times x_{i,t}\right)}{100}$$

After the close of trading on each Rebalancing Day *t* the new Divisor is calculated as follows:

$$D_{t+1} = \frac{\sum_{i=1}^{n}\left(p_{i,t} \times f_{i,t} \times x_{i,t+1}\right)}{\text{Index}_t}$$

This Divisor is valid starting the immediately following Business Day.

3.2 Accuracy

The value of the Index will be rounded to 12 decimal places.

Trading Prices and foreign exchange rates will be rounded to 6 decimal places.

Divisors will be rounded to 6 decimal places

3.3 Adjustments

Under certain circumstances, an adjustment of the Index may be necessary between two regular Rebalance Days. Such adjustment has to be made if a corporate action (as specified in Section 3.5 below) in relation of an Index Component occurs. Such adjustment may have to be done in relation to an Index Component and/or may also affect the number of Index Components and/or the weighting of certain Index Components.

3.4 Dividends and Other Distributions

Dividend payments and other distributions are included in the Index. They cause an adjustment of the Divisor. The new Divisor is calculated as follows:

$$D_{t+1} = D_t \times \frac{\sum_{i=1}^{n}\left(p_{i,t} \times f_{i,t} \times x_{i,t}\right) - \left(x_{i,t} \times y_{i,t} \times g_{i,t}\right)}{\sum_{i=1}^{n}\left(p_{i,t} \times f_{i,t} \times x_{i,t}\right)}$$

with:

$p_{i,t}$ = Price of Index Component *i* on Trading Day *t*

$f_{i,t}$ = Foreign exchange rate to convert the Price of Index Component *i* on Trading Day *t* into the Index Currency

$x_{i,t}$ = Number of Index Shares of the Index Component *i* on Trading Day *t*

$y_{i,t}$ = Distribution of Index Component *i* with ex-date *t*+1 multiplied by the Dividend Correction Factor

$g_{i,t}$ = Foreign exchange rate to convert the amount of the distribution of Index Component *i* on Trading Day *t* into the Index Currency

D_t = Divisor on Trading Day *t*

D_{t+1} = Divisor on Trading Day *t*+1

3.5 Corporate Actions

3.5.1 Principles

As part of the Index maintenance Solactive will consider various events – also referred to as corporate actions – which result in an adjustment to the Index between two regular Rebalance Days. Such events have a material impact on the price, weighting or overall integrity of Index Components.

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Therefore, they need to be accounted for in the calculation of the Index. Corporate actions will be implemented from the cum-day to the ex-day of the corporate action, so that the adjustment to the Index coincides with the occurrence of the price effect of the respective corporate action.

Adjustments to the Index to account for corporate actions are outlined in this section. Additional corporate action events not outlined below will be made in compliance with the Equity Index Methodology, which is available on the Solactive website. This document contains for each corporate action a brief definition and specifies the relevant adjustment to the Index variables.

While Solactive aims at creating and maintaining its methodology for treatment of corporate actions as generic and transparent as possible and in line with regulatory requirements, it retains the right in accordance with the Equity Index Methodology to deviate from these standard procedures in case of any unusual or complex corporate action or if such a deviation is made to preserve the comparability and representativeness of the Index over time.

3.5.2 Capital Increases

In the case of capital increases with ex-date t+1, the Index is adjusted as follows:

$$x_{i,t+1} = x_{i,t} \times \frac{p_{i,t}}{p_{i,t+1}}$$

with:

$x_{i,t+1}$	=	Number of Index Shares of Index Component i on Trading Day t+1
$x_{i,t}$	=	Number of Index Shares of Index Component i on Trading Day t

$$p_{i,t+1} = \frac{p_{i,t} + s \times B}{1 + \mathrm{B}}$$

with:

$p_{i,t+1}$	=	Hypothetical Price of Index Component i on Trading Day t+1
$p_{i,t}$	=	Price of Index Component i on Trading Day t
s	=	Subscription Price in the Index Component currency
B	=	Shares received for every share held

$$D_{t+1} = D_t \times \frac{\sum_{i=1}^{n}(p_{i,t} \times f_{i,t} \times x_{i,t}) + \sum_{i=1}^{n}[(x_{i,t+1} \times p_{i,t+1} \times f_{i,t}) - (x_{i,t} \times p_{i,t} \times f_{i,t})]}{\sum_{i=1}^{n}(p_{i,t} \times f_{i,t} \times x_{i,t})}$$

with:

D_{t+1}	=	Divisor on Trading Day t+1
D_t	=	Divisor on Trading Day t
$p_{i,t}$	=	Price of Index Component i on Trading Day t

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$f_{i,t}$	=	Foreign exchange rate to convert the Price of Index Component *i* on Trading Day *t* into the Index Currency
$x_{i,t}$	=	Number of Index Shares of the Index Component *i* on Trading Day *t*
$p_{i,t+1}$	=	Hypothetical price of Index Component *i* on Trading Day *t*+1
$x_{i,t+1}$	=	Number of Index Shares of the Index Component *i* on Trading Day *t*+1

3.5.3 Share Splits

In the case of share splits with ex-date on Trading Day *t*+1, it is assumed that the prices change in ratio of the terms of the split. The new Number of Index Shares is calculated as follows:

$$x_{i,t+1} = x_{i,t} \times \mathrm{B}$$

with:

$x_{i,t+1}$	=	Number of Index Shares of the affected Index Component on Trading Day *t*+1
$x_{i,t}$	=	Number of Index Shares of the affected Index Component on Trading Day *t*
B	=	Shares after the share split for every share held before the split

3.5.4 Stock Distributions

In the case of stock distributions with ex-date on Trading Day *t*+1, it is assumed that the prices change according to the terms of the distribution. The new Number of Index Shares is calculated as follows:

$$x_{i,t+1} = x_{i,t} \times (1 + \mathrm{B})$$

with:

$x_{i,t+1}$	=	Number of Index Shares of the affected Index Component on Trading Day *t*+1
$x_{i,t}$	=	Number of Index Shares of the affected Index Component on Trading Day *t*
B	=	Shares received for every share held

3.5.5 Spin-Off

A spun off company is eligible for inclusion if its security line is traded on the exchange of the parent company. The spun-off company is added, the market will adjust the price of the parent company such that the sum of the parent and spun-off company's weight is approximately equal to the weight of the parent prior to spin-off. Based on the transaction terms on the ex-date, the shares of the spun-off company is calculated as follows:

*Shares of Spun-off Company = Shares of Parent Company * Transaction Terms*

The parent company and spun-off company will remain in the Index with unchanged calculation parameters.

The spun-off company will be added to the Index file with a price of zero prior to the ex-date. If the spun-off company does not start to trade on the ex-date, a theoretical price for the spun-off company

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Research Affiliates Deletions Index Methodology & Standard Treatment | 6.30.2024, v. 1.0 7 will be implemented as a fixed price until it commences trading, from which time official prices will be used. The price of the spun-off company is calculated as follows: Price of Spun-off Company = [(Close Price Parent Company Prior to Ex-Date) – (Open Price Parent Company on Ex-Date)] * Transaction Terms If the first trading day of the spun-off company is unknown on the ordinary rebalancing date, the spun-off company will be removed from the Index with a price of zero. In case the spun-off company is already an index constituent, the additional shares demerged from the parent company will be added to the spun-off company (share increase of the index member) on the ex-date. If a spun-off company is not eligible (for example, the spun-off company is traded OTC or on an ineligible country’s exchange), that company’s shares are not added to the Index but instead, the weight of the spun-off company is redistributed as a special cash distribution on the ex-date. 3.5.6 Mergers and Acquisitions In case of an Index Component subject to mergers and acquisitions, the acquired entity will be removed from the Index on the ex-date. The Index is subject to further adjustments in accordance with the following cases: 1. Merger or Acquisition of an Index Component with/by another Index Component. • Cash Terms: The weight of the target company based on its last close price will be distributed pro-rata across the remaining Index Components. • Stock Terms: The shares of the acquiring/surviving company will be increased according to the stock terms. • Cash and Stock Terms: The cash portion will be reinvested pro-rata across the remaining Index Components. The shares of the acquiring/surviving company will be increased according to the stock terms. 2. Merger or Acquisition of an Index Component with/by a non-Index Component. • Cash Terms: The weight of the target company based on its last close price will be distributed pro-rata across the remaining Index Components. • Stock Terms: The weight of the target company based on its last close price will be distributed pro-rata across the remaining Index Components. • Cash and Stock Terms: The weight of the target company based on its last close price will be distributed pro-rata across the remaining Index Components. 3.6 Calculation of the Index in the Event of a Market Disruption 3.6.1 Recalculation Solactive makes the greatest possible efforts to accurately calculate and maintain the indices. However, errors in the determination process may occur from time to time for variety reasons (internal or external) and therefore, cannot be completely ruled out. Solactive endeavours to correct all errors that have been identified within a reasonable period of time. The understanding of “a reasonable period of time” as well as the general measures to be taken are generally depending on the underlying and is specified in the Correction Policy. 3.6.2 Changes in Calculation Method The application of the method described in this document is final and binding. The Index Calculator shall apply the method described above for the composition and calculation of the Index. However, it cannot be excluded that the market environment, supervisory, legal and financial or tax reasons may require changes to be made to this method. The Index Committee may also make changes to the terms and conditions of the Index and the method applied to calculate the Index that it deems to be necessary and desirable in order to prevent obvious or demonstrable error or to remedy, correct or supplement incorrect terms and conditions. The Index Committee is not obliged to provide information on any such modifications or changes. Despite the modifications and changes, RAFI Indices will take the appropriate steps to ensure a calculation method is applied that is consistent with the method described above. 3.6.3 Termination

Research Affiliates Deletions Index Methodology & Standard Treatment | 6.30.2024, v. 1.0 8 Solactive makes the greatest possible efforts to ensure the resilience and continued integrity of the indices over time. Where necessary, Solactive follows a clearly defined and transparent procedure to adapt Index methodologies to changing underlying markets in order to maintain continued reliability and comparability of the indices. The methodology of the Index Series is subject to regular review, at least annually. In case a need of a change of the methodology has been identified within such review (e.g. if the underlying market or economic reality has changed since the launch of the Index Series, i.e. if the present methodology is based on obsolete assumptions and factors and no longer reflects the reality as accurately, reliably and appropriately as before), such change will be made in accordance with the Solactive Methodology Policy, which is incorporated by reference and available on the Solactive website: Methodology Policy . Such change in the methodology will be announced on the Solactive website under the Section “Announcement”, which is available at https://www.solactive.com/news/announcements/. The date of the last amendment of this Index Series is contained in this guideline. Nevertheless, if no other options are available the orderly cessation of the Index may be indicated. This is usually the case when the underlying market or economic reality, which an index is set to measure or to reflect, changes substantially and in a way not foreseeable at the time of inception of the index, the index rules, and particularly the selection criteria, can no longer be applied coherently or the index is no longer used as the underlying value for financial instruments, investment funds and financial contracts. Solactive has established and maintains clear guidelines on how to identify situations in which the cessation of an index is unavoidable, how stakeholders are to be informed and consulted and the procedures to be followed for a termination or the transition to an alternative index. Details are specified in the Solactive Termination Policy. 3.6.4 Market Disruption In periods of market stress Solactive calculates the indices following predefined and exhaustive arrangements as described in the Disruption Policy. Such market stress can arise due to a variety of reasons, but generally results in inaccurate or delayed prices for one or more Index Components. The determination of the Index may be limited or impaired at times of illiquid or fragmented markets and market stress. 4. DEFINITIONS “Index Universe” in respect of a Selection Day are companies that fulfill the criteria in Section 2, Construction Methodology. “Index Component” is each share currently included in an Index. “Number of Shares” is in respect of an Index Component and any given Business Day the number or fraction of shares included in the Index. It is calculated for any Index Component as the ratio of (A) the Percentage Weight of an Index Component multiplied by the Index value and the Divisor, and (B) its Trading Price (converted into the index currency according to the principles laid out in Section 1.4 of this document). “Percentage Weight” of an Index Component is the ratio of its Trading Price multiplied by its Number of Shares divided by the Index value. “Dividend Correction Factor” is calculated as 1 minus the applicable withholding tax rate and/or other applicable tax rate currently prevalent in the respective country. In particular an “Extraordinary Event” is • a merger • a takeover bid • a delisting • the nationalisation of a company • insolvency The Trading Price for this Index Component on the day the event came into effect is the last available market price for this Index Component quoted on the Exchange on the day the event came into effect (or, if a market price is not available for the day the event came into effect, the last available market price quoted on the Exchange on a day specified as appropriate by the Index Calculator), as determined by the Index Calculator, and this price

Research Affiliates Deletions Index Methodology & Standard Treatment | 6.30.2024, v. 1.0 9 is used as the Trading Price of the particular Index Component until the end of the day on which the composition of the Index is next set. In the event of the insolvency of an issuer of an Index Component the Index Component shall remain in the Index until the next Rebalancing Day. As long as a market price for the affected Index Component is available on a Business Day, this shall be applied as the Trading Price for this Index Component on the relevant Business Day, as determined in each case by the Index Calculator. If a market price is not available on a Business Day the Trading Price for this Index Component is set to zero. The Committee may also decide to eliminate the respective Index Component at an earlier point in time prior to the next Rebalancing Day. The procedure in this case is identical to an elimination due to and Extraordinary Event. An Index Component is “delisted” if the Exchange announces pursuant to the Exchange regulations that the listing of, the trading in or the issuing of public quotes on the Index Component at the Exchange has ceased immediately or will cease at a later date, for whatever reason (provided delisting is not because of a Merger or a Takeover bid), and the Index Component is not immediately listed, traded or quoted again on an exchange, trading, or listing system, acceptable to the Index Calculator. “Insolvency” occurs with regard to an Index Component if (A) all shares of the respective issuer must be transferred to a trustee, liquidator, insolvency administrator, or a similar public officer as result of a voluntary or compulsory liquidation, insolvency or winding-up proceedings, or comparable proceedings affecting the issuer of the Index Components, or (B) the holders of the shares of this issuer are legally enjoined from transferring the shares. A “Takeover Bid” is a bid to acquire, an exchange offer or any other offer or act of a legal person that results in the related legal person acquiring as part of an exchange or otherwise more than 10% and less than 100% of the voting shares in circulation from the issuer of the Index Component or the right to acquire these shares, as determined by the Index Calculator based on notices submitted to public or self-regulatory authorities or other information considered by the Index Calculator to be relevant. With regard to an Index Component a “Merger” is 1. a change in the security class or a conversion of this share class that results in a transfer or an ultimate definite obligation to transfer all the shares in circulation to another legal person; 2. a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer to exchange shares with another legal person (except in a merger or share exchange under which the issuer of this Index Component is the acquiring or remaining company and which does not involve a change in security class or a conversion of all the shares in circulation); 3. a takeover offer, exchange offer, other offer or another act of a legal person for the purposes of acquiring or otherwise obtaining from the issuer 100% of the shares issued that entails a transfer or the irrevocable obligation to transfer all shares (with the exception of shares which are held and controlled by the legal person); or 4. a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer of the share or its subsidiaries to exchange shares with another legal person, whereby the issuer of the share is the acquiring or remaining company and it does not involve a change in the class or a conversion of the all shares issued, but the shares in circulation directly prior to such an event (except for shares held and controlled by the legal person) represent in total less than 50% of the shares in circulation directly subsequent to such an event. The “Merger Date” is the date on which a Merger is concluded or the date specified by the Index Calculator if such a date cannot be determined under the law applicable to the Merger. “Nationalisation” is a process whereby all shares or the majority of the assets of the issuer of the shares are nationalised or are expropriated or otherwise must be transferred to public bodies, authorities, or institutions. “Exchange” is, in respect of Index and every Index Component, the respective primary exchange where the Index Component has its primary listing. The Committee may decide to declare a different stock exchange the “Exchange” for trading reasons, even if the company is only listed there via a Stock Substitute. “Stock Substitute” includes in particular American Depository Receipts (ADR) and Global Depository Receipts (GDR).

Research Affiliates Deletions Index Methodology & Standard Treatment | 6.30.2024, v. 1.0 10 With regard to an Index component (subject to the provisions given above under “Extraordinary Events”) the “Trading Price” in respect of a Trading Day is the closing price on this Trading Day determined in accordance with the Exchange regulations. If the Exchange has no closing price for an Index Component, the Index Calculator shall determine the Trading Price and the time of the quote for the share in question in a manner that appears reasonable to him. A “Trading Day” is in relation to the Index or an Index Component a Trading Day on the Exchange (or a day that would have been such a day if a market disruption had not occurred), excluding days on which trading may be ceased prior to the normal Exchange closing time. The Index Calculator is ultimately responsible as to whether a certain day is a Trading Day with regard to the Index or an Index Component or in any other connection relating to this document. The “Closing Price” in respect of an Index Component and a Trading Day is a security's final regular-hours Trading Price published by the Exchange and determined in accordance with the Exchange regulations. If the Exchange has no or has not published a Closing Price in accordance with the Exchange rules for an Index Component, the last Trading Price will be used. A “Business Day” is defined as Monday through Friday, including holidays. The “Index Calculator” is Solactive AG or any other appropriately appointed successor in this function. The “Index Currency” is specified for each index in Table 5.1. “Market Capitalization” is with regard to each of the shares in the Index Universe on a Selection Day or Rebalancing Day the value published as the Market Capitalization for this day. As at the date of this document Market Capitalization is defined as the value of a company calculated by multiplying the number of shares outstanding of the company by its share price. “Rebalancing Day” is the last business day of May. “Selection Day” is the last business day of April. "Index Sponsor" is RAFI Indices, LLC. An “Affiliated Exchange” is, with respect to an Index Component, an exchange, trading or quotation system on which options and futures contracts on the Index Component in question are traded, as specified by the Index Calculator. A “Market Disruption Event” occurs if 1. one of the following events occurs or exists on a Trading Day prior to the opening quotation time for an Index Component: a. Trading is suspended or restricted (due to price movements that exceed the limits allowed by the Exchange or an Affiliated Exchange, or for other reasons): i. across the whole Exchange; or ii. in options or futures contracts on or with regard to an Index Component or an Index Component that is quoted on an Affiliated Exchange; or iii. on an Exchange or in a trading or quotation system (as determined by the Index Calculator) in which an Index Component is listed or quoted; or b. An event that (in the assessment of the Index Calculator) generally disrupts and affects the opportunities of market participants to execute on the Exchange transactions in respect of a share included in the Index or to determine market values for a share included in the Index or to execute on an Affiliated Exchange transaction with regard to options and futures contracts on these shares or to determine market values for such options or futures contracts; or 2. trading on the Exchange or an Affiliated Exchange is ceased prior to the usual closing time (as defined below), unless the early cessation of trading is announced by the Exchange or Affiliated Exchange on this Trading Day at least one hour before

Research Affiliates Deletions Index Methodology & Standard Treatment | 6.30.2024, v. 1.0 11 a. the actual closing time for normal trading on the Exchange or Affiliated Exchange on the Trading Day in question or, if earlier. b. the closing time (if given) of the Exchange or Affiliated Exchange for the execution of orders at the time the quote is given. “Normal exchange closing time” is the time at which the Exchange or an Affiliated Exchange is normally closed on working days without taking into account after-hours trading or other trading activities carried out outside the normal trading hours; or 3. a general moratorium is imposed on banking transactions in the country in which the Exchange is resident if the above-mentioned events are material in the assessment of the Index Calculator, whereby the Index Calculator makes its decision based on those circumstances that it considers reasonable and appropriate.

Research Affiliates Deletions Index Methodology & Standard Treatment | 6.30.2024, v. 1.0 12 5. APPENDIX 5.1 RAFI Fundamental High Liquidity Index Series Information 5.2 Contact Data For all questions relating to methodology and licensing and access, please contact RAFI Indices at info@rafi.com or call 1-866-695-9900 or 949-325-8700. 5.3 Calculation of the Index—Change in Calculation Method The application by the Index Calculator of the method described in this document is final and binding. The Index Calculator shall apply the method described above for the composition and calculation of the Index. However it cannot be excluded that the market environment, supervisory, legal, financial, or tax reasons may require changes to be made to this method. The Index Calculator may also make changes to the terms and conditions of the Index and the method applied to calculate the Index, which it deems to be necessary and desirable in order to prevent obvious or demonstrable error or to remedy, correct or supplement incorrect terms and conditions. The Index Calculator is not obliged to provide information on any such modifications or changes. Despite the modifications and changes the Index Calculator will take the appropriate steps to ensure a calculation method is applied that is consistent with the method described above. Index Name Total Return Ticker Price Return Ticker Net Return Ticker Market Hours Currency Base Date Launch Date Research Affiliates Deletions Index NIXT NIXTP NIXTN US USD 6/30/2024 6/30/2024

Research Affiliates Deletions Index Methodology & Standard Treatment | 6.30.2024, v. 1.0 13 Disclaimer The material contained in this document is for informational purposes only. This material is not intended as an offer or solicitation for the purchase or sale of any security or financial instrument, nor is it advice or a recommendation to enter into any transaction. RAFI Indices, LLC (“RI), its affiliates, agents, and each of their respective officers, directors, employees, agents, representatives and licensors (collectively “Research Affiliates”) does not make any warranties, express or implied, to anyone regarding the information provided herein, including, without limitation, any warranties with respect to the timeliness, sequence, accuracy, completeness, currentness, merchantability, quality or fitness for a particular purpose or any warranties as to the results to be obtained by any third-party in connection with the use of the information. 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